December 4, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-17-13

Quaterra Acquires Key Land Covering the Bear Deposit in the
Yerington Copper District, Nevada
Strategic Land and water package includes the historic Bear Resource

VANCOUVER, B.C. -- Quaterra Resources Inc. (the Company) announces that it now has four option agreements in place covering 1,305 acres (2.04 square miles) of private land north and east of the Yerington Mine Site overlying part of the Bear copper deposit. Under the terms of the agreements, Quaterra has exclusive rights to explore these parcels with an option to purchase. The agreements also provide the Company an exclusive option to purchase surface water rights and supplemental storage water rights. These recently optioned water rights are in addition to the 8,628 acre-ft/year (5,350 gal/min) of primary ground water rights already owned by the company at the Yerington Mine site that are permitted specifically for mining and milling.

“Securing these properties is an important part of executing our strategy to focus on the Yerington Copper District. The additional land and water we now control at the Bear deposit is a major step toward accomplishing our objective of consolidating, exploring and advancing to development this very large, historic copper resource”, says Quaterra CEO Steven Dischler. “Once we secure project financing, we plan to begin drilling to further delineate this exciting historic resource.”

Bear Deposit

The Bear deposit is a very large porphyry copper system that was discovered and partially delineated by Anaconda in the 1960s and by Phelps Dodge in the 1960’s and 1970’s. The deposit is open in several directions and has never been consolidated under a single owner. The Company has data from 49 drill holes totalling 126,400 feet (23.9 miles) that defines a system covering an area of at least 2 square miles. The portion of the deposit controlled by Anaconda in the 1960s covered approximately 25% of this area and has an historic resource of more than 500MT at 0.40% copper grade (Dilles and Proffett, 1995). One of the parcels recently optioned by the Company was not previously accessible by Anaconda or Phelps Dodge and is adjacent to the highest grade mineralization discovered during their exploration of the area.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages (e.g., 10 holes have continuous intervals of at least 150 feet grading 0.8% copper or more). Previous drilling suggests the deposit remains open in several directions. Molybdenum, although analysed on only about 20% of core samples, is potentially a significant by-product credit. Exploration to potentially expand and upgrade the historic Bear resource into a NI 43-101 compliant resource will commence once financing is secured.

Note: The Bear tonnage and grade estimates are historic in nature. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. In order to do so, they will have to be confirmed by additional drilling.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

Qualified Persons

This release was reviewed by Steven Dischler, P.E., and Dr. Thomas Patton, both of whom are non-independent Qualified Persons within the meaning of NI 43-101.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

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The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.